Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 5, 2012

Registration Statement No. 333-166373

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$300,000,000 3.375% Senior Notes due 2023

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P):	Baa2 / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	November 5, 2012

Settlement date:	November 8, 2012 (T+3)

Maturity date:	February 1, 2023

Principal amount:	$300,000,000

Benchmark:	U.S. Treasury 1.625% due August 15, 2022

Benchmark yield:	1.677%

Re-offer spread:	+ 170 bps

Re-offer yield to maturity:	3.377%

Coupon:	3.375%

Public offering price:	99.973%

Net proceeds:	Approximately $297.5 million, after deducting the underwriting discount and estimated offering expenses

Optional redemption:	Prior to November 1, 2022 (the date that is ninety days prior to the maturity date of the notes), at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after November 1, 2022 (the date that is ninety days prior to the maturity date of the notes), we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	February 1 and August 1, beginning August 1, 2013

CUSIP / ISIN:	096630 AC2 / US096630AC28

Joint book-running managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-managers	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. BB&T Capital Markets, a division of Scott & Stringfellow, LLC Fifth Third Securities, Inc. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or Deutsche Bank Securities Inc. at 1-800-503-4611.